March 2, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Miller/Howard High Income Equity Fund (the “Fund”)
Post-Effective Amendment No. 3
Registration File No. 333-220004

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Miller/Howard High Income Equity Fund (the “Fund”) hereby respectfully requests acceleration of the effective date of Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-220004) so that it will be declared effective on Friday, March 2, 2018.

We request that we be notified of such effectiveness by a telephone call to Thomas Majewski of Shearman & Sterling LLP at (212) 848-7182, and that such effectiveness also be confirmed in writing.

The Fund hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Miller/Howard High Income Equity Fund

By:	/s/ Annemarie Gilly
Annemarie Gilly
Chief Operating Officer, Executive Vice President and Trustee